SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 3)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 502003 10 6	Page 2 of 20 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,772,768

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,772,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,772,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 3 of 20 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 65,800

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 65,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
65,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 4 of 20 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 64,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 64,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
64,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 502003 10 6	Page 5 of 20 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,300

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 502003 10 6	Page 6 of 20 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,706,968

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,706,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,706,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 7 of 20 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,706,968

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,706,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,706,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.0%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 8 of 20 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,205,582

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,205,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,205,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
6.4%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 9 of 20 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 501,386

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 501,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
501,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.6%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 10 of 20 Pages

1.	Names of Reporting Persons Benjamin Stein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 129,034

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 129,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
129,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 11 of 20 Pages

1.	Names of Reporting Persons Zachary Sternberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 129,034

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 129,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
129,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 12 of 20 Pages

1.	Names of Reporting Persons Spruce House Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 129,034

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 129,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
129,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 13 of 20 Pages

1.	Names of Reporting Persons Spruce House Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 129,034

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 129,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
129,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 14 of 20 Pages

                 This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the Commission on February 9, 2009 and June 10, 2009 respectively (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI,"), Benjamin Stein ("Stein"), Zachary Sternberg ("Sternberg"), Spruce House Capital LLC ("SHC"), and Spruce House Partners LP ("SHP" and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, RIC, RI, Stein, Sternberg, and SHC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               Mr. Stein and Mr. Sternberg are United States citizens whose principal occupations are serving as employees of Robotti & Company.  Each of Messrs. Stein and Sternberg are Managing Members of SHC.  SHC, a Delaware limited liability company, is the general partner of SHP.  SHP, a Delaware limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42nd Street, Suite 1100, New York, New York 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti & Company Advisors is included in Schedule A hereto and is incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 15 of 20 Pages

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 64,500 Units held by Robotti & Company is $157,264.46 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                      The aggregate purchase price of the 1,300 Units held by Robotti & Advisors is $3,138.25 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Advisors were paid for using the personal funds of its discretionary customers.

                The aggregate purchase price of the 1,205,582 Units held by RIC is $1,769,918.18 (including brokerage fees and expenses).  All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 501,386 Units held by RI is $783,918.70 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 129,034 Units held by SHP is $70,185.05 (including brokerage fees and expenses). All of the Units beneficially held by SHP were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

                (a)-(b) As of September 2, 2009, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)	1,772,768	0	1,772,768	9.33%
ROBT (1)(2)	65,800	0	65,800	**
Robotti & Company (1)(2)	64,500	0	64,500	**
Robotti & Company Advisors(1)(3)	1,300	0	1,300	**
Wasiak (1)(4)(5)	1,706,968	0	1,706,968	8.99%
RMC (1)(4)(5)	1,706,968	0	1,706,968	8.99%
RIC (1)(4)	1,205,582	0	1,205,582	6.35%
RI (1)(5)	501,386	0	501,386	2.64%
Stein (1)(6)	129,034	0	129,034	**
Sternberg (1)(6)	129,034	0	129,034	**

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 16 of 20 Pages

SHC (1)(6)	129,034	0	129,034	**
SHP (1)(6)	129,034	0	129,034	**

                 *Based on 18,991,304 Units of Beneficial Interest outstanding as of August 25, 2009 as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2008.

               **  Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 64,500 Units owned by the discretionary customers of Robotti & Company.
                (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,300 Units owned by the discretionary customers of Robotti & Company

                (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,205,582 Units owned by RIC.
                (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 501,386 Units owned by RI.
                (6) Each of Messrs. Stein and Sternberg and SHC share with SHP the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 129,034 Units owned by SHP.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC, RI, and SHP in the open market.

Transactions in Units Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit

RIC	07/07/2009	4,500	BUY	$0.50
RI	07/07/2009	2,100	BUY	$0.50
RIC	07/08/2009	19,110	BUY	$0.5119
RI	07/08/2009	8,190	BUY	$0.5119
RIC	07/10/2009	878	BUY	$0.50
RI	07/10/2009	377	BUY	$0.50
RIC	07/13/2009	8,875	BUY	$0.50
RI	07/13/2009	3,803	BUY	$0.50
RIC	07/15/2009	700	BUY	$0.50
RI	07/15/2009	300	BUY	$0.50
RIC	07/16/2009	600	BUY	$0.50
RIC	07/17/2009	6,200	BUY	$0.50
RI	07/17/2009	2,667	BUY	$0.50
RIC	07/20/2009	983	BUY	$0.50
RI	07/20/2009	422	BUY	$0.50
RIC	07/21/2009	8,116	BUY	$0.50
RI	07/21/2009	3,479	BUY	$0.50
RIC	07/22/2009	1,120	BUY	$0.49
RI	07/22/2009	480	BUY	$0.49
RIC	07/23/2009	1,512	BUY	$0.50

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 17 of 20 Pages

RI	07/23/2009	648	BUY	$0.50
RIC	07/24/2009	700	BUY	$0.50
RI	07/24/2009	300	BUY	$0.50
RIC	07/27/2009	3,139	BUY	$0.48
RI	07/27/2009	1,346	BUY	$0.48
RIC	07/30/2009	500	BUY	$0.50
SHP	07/30/2009	9,647	BUY	$0.52
SHP	07/31/2009	7,400	BUY	$0.55
SHP	08/06/2009	2,185	BUY	$0.52
SHP	08/07/2009	14,407	BUY	$0.5232
SHP	08/10/2009	3,180	BUY	$0.5191
SHP	08/12/2009	8,145	BUY	$0.553
SHP	08/13/2009	1,200	BUY	$0.53
SHP	08/14/2009	1,667	BUY	$0.52
SHP	08/17/2009	1,853	BUY	$0.52
SHP	08/25/2009	21,300	BUY	$0.565
SHP	08/26/2009	18,700	BUY	$0.54
RIC	08/28/2009	11,760	BUY	$0.50
RI	08/28/2009	5,040	BUY	$0.50
SHP	08/28/2009	16,800	BUY	$0.50
RIC	08/31/2009	15,470	BUY	$0.53
RI	08/31/2009	6,630	BUY	$0.53
SHP	08/31/2009	22,100	BUY	$0.53
RIC	09/01/2009	315	BUY	$0.53
RI	09/01/2009	135	BUY	$0.53
SHP	09/01/2009	450	BUY	$0.53

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement has been amended and restated to read as follows:

                Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of September 2, 2009, (the "Amended and Restated Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 4 and incorporated herein by reference.

Item 7.			Materials To Be Filed As Exhibits

Item 7 of the Amended Statement has been amended and restated to read as follows:

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 18 of 20 Pages

The following documents are filed herewith or have been previously filed:

1.             Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.             Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.             Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.             Amended and Restated Joint Filing Agreement dated as of   September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.

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SCHEDULE 13D
CUSIP No. 502003 10 6			Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 2, 2009

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti		/s/ Kenneth R. Wasiak

	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: Managing Member

Ravenswood Investments III, L.P.			Ravenswood Investment Company, L.P.

By:	Ravenswood Management Company, L.L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

Spruce House Capital LLC			/s/ Benjamin Stein

Benjamin Stein
By:	/s/ Benjamin Stein

	Name: Benjamin Stein		/s/ Zachary Sternberg

	Title: Managing Member		Zachary Sternberg

Spruce House Partners LP

By:	Spruce House Capital LLC
Its General Partner

By:	/s/ Benjamin Stein

Name: Benjamin Stein
Title: Managing Member

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 20 of 20 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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